SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

October 20, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications Partner Communications announces a supplementary report to its Proxy Statement for its Annual General Meeting

PARTNER COMMUNICATIONS ANNOUNCES A
SUPPLEMENTARY REPORT TO ITS PROXY STATEMENT
FOR ITS ANNUAL GENERAL MEETING

ROSH HA'AYIN, Israel, October 20, 2015 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports that further to its Proxy Statement for the Annual General Meeting of shareholders scheduled for October 27, 2015 ("AGM"), the Company wishes to clarify and update with respect to the following matters:

1.
With respect to Item 7 on the agenda for the AGM, "Approval of Severance Terms of the Former CEO Mr. Haim Romano", the Company wishes to clarify that only the grant of the proposed severance bonus in the amount of NIS 2,567,525 is being brought for shareholder approval. The compensation for advance notice and the adjustment payment are granted in accordance with Mr. Romano's employment agreement and therefore do not require shareholder approval.

2.	With respect to Item 8 on the agenda for the AGM, "Approval of the Terms of Office and Employment of the CEO of the Company, Mr. Isaac Benbenisti":
a.	The Company intends to include in its Annual Report on Form 20-F the relevant Company targets for the compensation of the CEO and the ratio at which the Company’s targets were achieved;
b.
The Company is attaching a copy of the comparative analysis conducted by Prof. Moshe Zviran (a recognized Israeli expert for compensation) of the terms of office and employment of the CEO in comparison to other CEOs at companies comparable to the Company;

3.
Further to the Company’s immediate report filed on October 15, 2015, with respect to an immediate report filed by Scailex Corporation Ltd. ("Scailex") regarding the termination of the shareholders agreement between S.B. Israel Telecom Ltd. ("S.B. Israel Telecom") and Scailex dated January 29, 2013, the Company wishes to clarify that despite that said in the Proxy Statement, S.B. Israel Telecom and Scailex (and their respective affiliates) are no longer voting in a unified manner at the AGM.

For the Proxy Statement for the Annual General Meeting of shareholders dated September 9, 2015 see: http://maya.tase.co.il/bursa/report.asp?report_cd=991449 or the report on Form 6-K at: http://www.sec.gov/Archives/edgar/data/1096691/000117891315002807/zk1517304.htm.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and under the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner: http://www.orange.co.il/en/Investors-Relations/lobby/.

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@orange.co.il

August 26, 2015

Ms. Einat Rom

Partner Communications

Dear Einat,

Re:  Compensation Information for the CEO Position

1.	Per your request, please find enclosed comparative information regarding compensation levels for the CEO position in companies with similar characteristics to Partner Communications.

2.
Prof. Moshe Zviran Ltd. is the leading provider of information and consulting services for top executives' compensation and benefits practices in Israel.  The Company serves a wide variety organizations including publicly-traded and privately-owned companies.

Methodology

3.
To provide comparable information and ensure validity and accuracy of this analysis, we use rigorous methodologies to ensure that the surveyed position is carefully matched according to revenues scope and responsibilities.

4.
The comparative data for the requested positions were extracted from our live, up-to-date, information database of senior management at over 350 companies. Our database is considered as the most comprehensive in Israel and has become the industry standard for negotiating remuneration levels for Israeli top executives.

5.	The comparator group consists of 16 companies with revenue scope of more than 1Billion USD. The list of companies includes telecom companies as well as additional companies with similar revenues.

Analysis and Results

6.	The proposed compensation package for the incoming CEO is composed of the following components:

•	Base salary: 150,000 ILS per month

•	Company car + gross-up of tax; valued at 17,840 ILS according to the information provided by the company

Prof. Moshe Zviran Ltd.
10A Gruner St., Tel Aviv  69498, ISRAEL.  E-mail:  zviran@tau.ac.il
Tel: +(972)-3-6418683,    Fax:  +(972)-3-6420002,   Mobile:  +(972)-522-776611

•	Annual target bonus of 10 monthly salaries ( = 1,500,000 ILS)

•	Equity compensation in the form of stock options with a vesting schedule of 3 years. The economic value of the grant is 8,000,000 ILS

7.
The table below analyzes the remuneration levels for the CEO position in the sample and the relative positioning of Partner's executive vis-à-vis the sample. The left-hand side columns refer to the benchmark data and depict the lower boundary, lower quartile (25th percentile), average, upper quartile (75th percentile), 80th percentile  and upper boundary. The right- hand side columns list Partner's incoming CEO remuneration and relative position of his proposed compensation package compared to the sample.All figures are listed in Israeli Shekels and refer to monthly salaries.

Compensation Level	Sample data (in Israeli Shekels)						Partner's data
	Min	25%	Average	75%	80%	Max	Salary	Relative position
Base salary	97,500	128,060	151,280	165,250	180,400	213,710	150,000	~At 50%
Company car	9,700	11,650	16,730	20,200	21,570	25,570	17,840	~At 55%
Full monthly salary	111,500	141,590	168,010	182,960	192,310	226,040	167,840	~At 50%
Annual payments	----	990,900	1,526,750	2,091,500	2,912,400	3,281,000	1,500,000	~At 50%
Total cash	153,160	221,360	287,290	347,580	391,410	499,460	292,840	~At 50%
Equity (annual)	----	----	933,430	1,415,300	2,700,000	3,292,310	2,666,667	~At 80%
Total compensation	153,160	283,950	365,080	394,940	580,320	724,460	515,062	~At 80%

8.	The analysis below reflects the relative position of the CEO's proposed compensation package based on a vesting period of 4 years for the proposed equity grant:

Prof. Moshe Zviran Ltd.
10A Gruner St., Tel Aviv  69498, ISRAEL.  E-mail:  zviran@tau.ac.il
Tel: +(972)-3-6418683,    Fax:  +(972)-3-6420002,   Mobile:  +(972)-522-776611

Compensation Level	Sample data (in Israeli Shekels)						Partner's data
	Min	25%	Average	75%	80%	Max	Salary	Relative position
Base salary	97,500	128,060	151,280	165,250	180,400	213,710	150,000	~At 50%
Monthly allowances	9,700	11,650	16,730	20,200	21,570	25,570	17,840	~At 55%
Full monthly salary	111,500	141,590	168,010	182,960	192,310	226,040	167,840	~At 50%
Annual payments	----	990,900	1,526,750	2,091,500	2,912,400	3,281,000	1,500,000	~At 50%
Total cash	153,160	221,360	287,290	347,580	391,410	499,460	292,840	~At 50%
Equity (annual)	----	----	933,430	1,415,300	2,700,000	3,292,310	2,000,000	~At 78%
Total compensation	153,160	283,950	365,080	394,940	580,320	724,460	459,507	~At 78%

Confidentiality and Limitation of Liability

9.
As agreed, our task is focused at providing benchmark information only while the responsibility for making decisions and the results obtained following the use of any of the services or deliverables provided by us is of the Company and its institutions. We bear no responsibility, contractual or otherwise, arising from the data or services provided to the Company.

10.	We hope the information included in this analysis responds to your needs on this issue. In case you have questions, please let us know and we will make all efforts to address them.

Sincerely,

Prof. Moshe Zviran

Prof. Moshe Zviran Ltd.
10A Gruner St., Tel Aviv  69498, ISRAEL.  E-mail:  zviran@tau.ac.il
Tel: +(972)-3-6418683,    Fax:  +(972)-3-6420002,   Mobile:  +(972)-522-776611

  June 25, 2015

Ms. Einat Rom

Partner Communications

Dear Einat,

Re:  Top Executives Separation Practices

1.
Per your request, I have reviewed the separation practices of CEOs and Chairman who have terminated their work in communication companies in Israel in recent years. The information below is based on public data, as disclosed by the companies

2.
Mr. Amos Shapira left his position as CEO of Cellcom in 2012. Upon termination he received severance pay of 4.2 million ILS + acclimation terms (pending non-compete) of 12 months' salary in the year following his separation from the company.

3.	Mr. Avi Gabay left his position as CEO of Bezek in April 2013. Upon termination he received severance pay + a pro-rated bonus for the period served in 2013.

4.
Ms. Stela Handler left her position as Chairman of the Board at Hot in 2013.  As her contract was for a termed period of 3 years, and since she left before the end of this term, she received (upon termination) 2.4 Million ILS, equivalent to 14 months' pay + a special separation bonus of 4 million ILS

5.
Mr. Herzel Ozer left his position as Chairman of the Board at Hot in 2015. As his contract was for a termed period of 3 years, and since he retired from the company before the end of this term, he received (upon termination) 5,590 Million ILS that include the equivalent of his monthly pay until the end of the term (12/2016) + 6 months acclimation period + respective bonuses.

6.	For your convenience I attach Hot's announcements to TASE regarding the separation terms of Ms. Handler and Mr. Ozer.

Confidentiality and Limitation of Liability

7.
As agreed, our task is focused at providing benchmark information only while the responsibility for making decisions and the results obtained following the use of any of the services or deliverables provided by us is of the Company and its institutions. We bear no responsibility, contractual or otherwise, arising from the data or services provided to the Company.

8.	We hope the information included in this analysis responds to your needs on this issue. In case you have questions, please let us know and we will make all efforts to address them.

Sincerely,

Prof. Moshe Zviran

Prof. Moshe Zviran Ltd.
10A Gruner St., Tel Aviv  69498, ISRAEL.  E-mail:  zviran@tau.ac.il
Tel: +(972)-3-6418683,    Fax:  +(972)-3-6420002,   Mobile:  +(972)-522-776611

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: October 20, 2015